Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES TSX APPROVAL TO INCREASE NCIB SHARE PURCHASES
Edmonton, Alberta, March 28, 2017 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX:NOA/NYSE:NOA) today announced that in connection with the previously announced amendments to its normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”), the TSX has approved the increase to the number of common shares the Company is authorized to purchase under its NCIB, commencing April 1, 2017, by 819,395 common shares.
Accordingly, under the amendment authorized by the TSX, the Company is now authorized to acquire an aggregate of 1,895,363 common shares under its NCIB as of April 1, 2017, of which 1,075,900 common shares have been previously acquired.  The Company confirms that it continues to be in compliance with the normal course issuer bid exemptions prescribed under National Instrument 62-104 – Take-Over Bids and Issuer Bids.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Finance and Information Technology
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

Since 1953  •  Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road, Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171
www.nacg.ca